Exhibit "G"
                         Form of Federal Register Notice


The Southern Company (70-8725)

   The Southern Company ("Southern"), 270 Peachtree Street, N.W., Atlanta, Georgia 30303, a registered holding company, has filed an application-declaration under sections 6(a), 7, 12(b), 32 and 33 of the Act and rules 45, 53, 54 and 100(a) thereunder.

   Southern is currently authorized under the terms of five separate orders to finance the operations of its subsidiaries: (1) by issuing and selling approximately 25 million additional authorized shares of its common stock, par value $5 per share, from time to time through December 31, 1999; (2) by issuing additional shares of Southern's authorized common stock pursuant to Southern's dividend reinvestment, employee savings and stock ownership plans; (3) by issuing guaranties of the securities of one or more exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in sections 32 and 33 of the Act, in an aggregate amount not to exceed $1.2 billion at any one time outstanding, from time to time through December 31, 2000; (4) by issuing notes evidencing short-term and term loan borrowings and/or commercial paper, in an aggregate principal amount not to exceed $2 billion at any one time outstanding, from time to time through March 31, 2001; (5) and by using the proceeds of authorized financings of Southern to invest in EWGs and FUCOs, provided that Southern's "aggregate investment" in EWGs and FUCOs does not exceed 100% of Southern's "consolidated retained earnings", all as defined in 17 CFR ss. 250.53 (Holding Co. Act Release Nos. 26349 (Aug. 3, 1995), 26347 (Aug. 5, 1995), 26468
(February 2, 1996), 26489 (March 13,1996), and 26501 (April 1, 1996) (the
"Orders").

   Under the terms of the Orders, Southern may use the proceeds of common stock sales and borrowings to finance the acquisition of the securities of one or more EWGs or FUCOs, and may issue guaranties in respect of the securities of such entities, provided that the sum of the net proceeds of common stock sales and borrowings used by Southern for these purposes and the guaranties at any time outstanding shall not, when added to Southern's "aggregate investment" (as defined in rule 53(a) under the Act) in all EWGs and FUCOs, exceed 100% of Southern's "consolidated retained earnings" (as defined in rule 53(a)).

   Southern requests the Commission to modify this limitation, and exempt Southern from the requirements of rule 53(a)(1), to permit Southern to use the net proceeds of common stock sales and borrowings authorized by the Orders to acquire the securities of EWGs and FUCOs, and to issue guaranties pursuant to the Orders, in an aggregate amount that, when added to Southern's direct and indirect "aggregate investment", as defined, in all EWGs and FUCOs, would not at any time exceed an amount equal to $4 billion in excess of amounts previously authorized or 175% of consolidated retained earnings, as defined by Rule 53, whichever is greater, through December 25, 2005. Southern requests that its guarantee authority pursuant to the Orders be modified so that it may issue financial guarantees or performance guarantees of EWGs and FUCOs in any amount or combination of amounts through December 31, 2005, provided that the amount of such guarantees shall be included within and subject to the restrictions on the "aggregate investment" authorized herein. The current amount of Southern's "aggregate investment" in EWGs and FUCOs is $2.972 billion and its "consolidated retained earnings" for the four quarters ending September 30, 1998, calculated in accordance with Rule 53, is $3.935 billion. The requested authority would authorize Southern to invest an additional $4.953 billion in EWG and FUCO projects, based upon Southern's consolidated retained earnings for the four quarters ending September 30, 1998.

   Southern states that it expects to invest the majority of the additional authority requested herein in EWGs located in the United States because such domestic projects have become increasingly attractive and important to Southern's operations as a result of industry restructuring encouraged by the Federal Energy Regulatory Commission, the Energy Policy Act of 1992, state legislatures, and state regulatory authorities. Southern also describes comprehensive procedures that it has established to identify and address risks involved in EWG and FUCO investments.

   Southern states that the use of financing proceeds and guarantees to make investments in EWGs and FUCOs to the proposed increased level will not have a substantial adverse impact on the financial integrity of the Southern system or an adverse impact on any utility subsidiary of Southern or its customers, or on the ability of the affected state commissions to protect such customers. Southern further represents, as it has previously in this file, that it will not seek recovery through higher rates to its utility subsidiaries' customers in order to compensate Southern for any possible losses that it may sustain on investments in EWGs and FUCOs or for any inadequate returns on such investments and notes that each state commission has previously reserved its right to take appropriate action in order to assure ratepayer protection.